As filed with the Securities and Exchange Commission on August 16, 2004

Registration Nos. 811-21257

005-79430

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3 – Final Amendment)

MERCANTILE ALTERNATIVE STRATEGIES FUND LLC

(Name of Subject Company (Issuer))

MERCANTILE ALTERNATIVE STRATEGIES FUND LLC

(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Jennifer E. Vollmer, Esq.

Mercantile Capital Advisors, Inc.

Two Hopkins Plaza

Baltimore, MD 21201

(410) 237-5106

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

Elliott Cohan, Esq.

Kramer, Levin Naftalis & Frankel

919 Third Avenue

New York, NY 10022

(212) 715-9512

March 3, 2004

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $2,500,000 (a)	Amount of Filing Fee: $316.75 (b)

(a)	Calculated as the aggregate maximum value of Interests being purchased.

(b)	Calculated at $126.70 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $316.75

Form or Registration No.: SCHEDULE TO, REGISTRATION NO. 005-79430

Filing Party: Mercantile Alternative Strategies Fund LLC

Date Filed: March 3, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 3, 2004, as amended and supplemented by Amendment No. 1 and Amendment No. 2 to the Tender Offer Statement filed with the Securities and Exchange Commission on March 30, 2004 and March 31, 2004, respectively (the “Schedule TO”) by Mercantile Alternative Strategies Fund LLC (the “Company”), relating to the offer by the Company to purchase an amount of limited liability company interests of the Company (the “Interests”) from the members of the Company (the “Members”) for cash on the terms and conditions set forth in the Offer to Purchase, dated March 3, 2004 and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). The Company offered to purchase an amount of Interests or portions of Interest up to 5% of the net assets of the Company tendered by the Members at a price equal to the net asset value as of June 30, 2004. This Amendment No. 3 is intended to satisfy the reporting requirements of Rule 13e-(4)(c)(4) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits B and C, respectively. A copy of a Supplement to the Offer to Purchase was filed with the Schedule TO on March 30, 2004.

The information in the Offer is incorporated in this Amendment No. 3 to the Schedule TO by reference in response to all the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

ITEM 11. ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

1.	Members that desired to tender Interest, or a portion of an Interest, for purchase, were required to submit their tenders by 5:00 p.m., Eastern Time, on April 23, 2004. Members were allowed to withdraw any tenders of their Interests or portions thereof until the Offer expired at 5:00 p.m., Eastern Time, on April 23, 2004.

2.	Three Members validly tendered all or a portion of their Interests, designated by the Members as $2,358,603 in the aggregate prior to April 23, 2004 and did not withdraw such tender prior to April 23, 2004. Those tenders were accepted for purchase by the Company in accordance with the terms of the Offer. Mercantile Bankshares Corporation, the indirect parent company of the Company’s Manager, did not tender any of its Interests.

3.	The Valuation Date of the Interests tendered pursuant to the Offer was June 30, 2004.

4.	The payment of the purchase price for the Interests tendered was made in the form of promissory notes issued on May 7, 2004 to each Member whose tendered Interests were accepted for purchase by the Company in accordance with the terms of the Offer. Pursuant to the promissory notes, the Company paid to tendering Members a total of $2,122,742, representing 90% of the unaudited net asset value of the total amount of the Interests tendered by the Members by July 30, 2004. The promissory notes also entitled each tendering Member to receive a contingent post-audit payment equal to the excess, if any, of (a) the net asset value of the portion of the Interest tendered and purchased as of June 30, 2004 (as it may be adjusted based upon the next annual audit of the Company’s financial statements) over (b) the initial payment made to the tendering Member. The post audit payment will be payable promptly after the completion of the Company’s next annual audit. The Company expects the annual audit to be completed by the end of May 2005.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Mercantile Alternative Strategies Fund LLC

By:	/s/ Cornelia H. McKenna
Name:	Cornelia H. McKenna
Title:	Vice President

August 16, 2004